Frontegra Funds, Inc.
400 Skokie Boulevard, Suite 500
Northbrook, Illinois  60062

June 24, 2008

VIA EDGAR

Ms. Patricia Williams

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:

Frontegra Funds, Inc. (CIK No. 0001014913)

Request to Withdraw Post-Effective Amendment Nos. 37, 38, 39 and 41 to the Registration Statement on Form N-1A

(Registration Nos. 333-7305 and 811-7685)

Dear Ms. Williams:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Frontegra Funds, Inc. (the “Registrant”) hereby requests withdrawal of the following Post-Effective Amendments to the Registrant’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
37	1/14/2008	485APOS	0000892712-08-000087
38	3/28/2008	485BXT	0000892712-08-000377
39	4/28/2008	485BXT	0000892712-08-000450
41	5/27/2008	485BXT	0000892712-08-000548

These Post-Effective Amendments were originally filed for the purpose of adding the Frontegra Mira Small Cap Growth Fund (the “Fund”) as a new series of the Registrant.  The Registrant represents that no securities have been or will be sold in connection with Post-Effective Amendments 37, 38, 39 and 41.  Pursuant to Rule 477 of the Act, the Registrant is requesting a withdrawal of Post-Effective Amendments 37, 38, 39 and 41 because it has decided not to proceed with the Fund.

Ms. Patricia Williams

U.S. Securities and Exchange Commission

June 24, 2008

Please forward copies of the order consenting to the withdrawal of the Post-Effective Amendments via postal mail in care of:  William D. Forsyth, III, Frontegra Funds, Inc., 400 Skokie Boulevard, Suite 500, Northbrook, Illinois 60062.  If you have any questions, please contact the undersigned at (847) 509-9860.

Very truly yours,

FRONTEGRA FUNDS, INC.

By:

  /s/ William D. Forsyth, III

  William D. Forsyth, III

  Co-President